Exhibit 99.2

MakeMyTrip Limited Announces Senior Leadership Appointments

New Delhi and New York, August 7, 2013 MakeMyTrip Limited (NASDAQ:MMYT), India’s leading online travel company, announced today the promotion of Rajesh Magow to Chief Executive Officer-India. Company founder, Deep Kalra, will remain Chairman & Group CEO and will continue to lead the Group’s strategic developments and overall execution excellence. “I am delighted that Rajesh has been promoted to CEO-India. With his stellar track record of excellence in operating roles, I am confident that he will successfully deliver in his new role.” said Deep Kalra. He further commented, “This development enables me to devote more of my efforts on Strategy, M&A and international businesses.”

Mr. Magow is a Co-Founder of MakeMyTrip and has held the role of Chief Financial Officer since 2005. More recently, he had assumed additional responsibilities as Chief Operating Officer, providing strategic and operational leadership to support all business functions within the Company. Prior to joining MakeMyTrip, Mr. Magow was CFO and acting CEO for the India operations of eBookers.com, now part of Travelport. Mr. Magow has 21 years of corporate financial and operating experience in the information technology and internet industries.

Mohit Kabra, Senior Vice President of Finance, Administration and Legal, has been promoted to the role of Chief Financial Officer. Mr. Kabra joined MakeMyTrip as Senior Vice President of Finance, Administration and Legal in 2011 and has worked alongside Mr. Magow to oversee and streamline the Company’s financial planning, management and legal administration. Mr. Kabra has 19 years of corporate finance leadership experience, including roles of Finance Director at Kohler India and Financial Controller at Pepsi Co. India. He is also a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

Deep Kalra, Founder and Chairman & Group CEO, further added, “Rajesh’s leadership and Mohit’s proven success in disciplined financial management will help us maintain our competitive edge with continued focus on execution, along with product and service enhancements. These leadership changes will set the stage for the next phase of growth for MakeMyTrip.”

These leadership changes are effective immediately.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand) and the ITC Group (Thailand). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com and www.hoteltravel.com, and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 11,300 hotels and guesthouses in India, more than 102,800 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com